UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On November 20, 2024, the Company received a written notice from Nasdaq notifying the Company that, since the Company has not yet filed its Form 20-F for the year ended June 30, 2024 (the “Filing”), it no longer complies with Nasdaq Listing Rules for continued listing under Listing Rule 5250(c)(1).

Under Nasdaq Listing Rules, the Company has 60 calendar days to submit a plan to regain compliance and if Nasdaq accepts the Company’s plan, Nasdaq can grant the Company an exception of up to 180 calendar days from the Filing’s due date, or until May 12, 2025, to regain compliance.

The Company shall submit its plan to Nasdaq no later than January 20, 2025. If Nasdaq does not accept the Company’s plan, the Company will have the opportunity to appeal that decision to a Nasdaq Listing Qualifications Panel and request a hearing.

The notices have no immediate effect on the listing of the Company’s ordinary shares at this time and the ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “BTOG.”

On November 21, 2024, the Company issued a press release entitled “Bit Origin Ltd Announces Receipt of Delinquency Notification Letter From Nasdaq Relating to Non-Compliance with Listing Rule 5250(c)(1)”. A copy of the press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Bit Origin Ltd Announces Receipt of Delinquency Notification Letter From Nasdaq Relating to Non-Compliance with Listing Rule 5250(c)(1), dated November 21, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2024	BIT ORIGIN LTD

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board